03 APR -3 AM 7:21

March 31, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03022011

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 27, 2003, (Notice Concerning Stock Transfer)
2. Press Release dated March 28, 2003, (Announcement concerning the transfer of fixed assets)

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York



March 27, 2003
Sumitomo Metal Industries, Ltd.

Notice Concerning Stock Transfer

With respect to Sumitomo Titanium Corporation (Code No.5726), a consolidated subsidiary of Sumitomo Metal Industries, Ltd., we have decided to transfer a part of our company's interests to Kobe Steel, Ltd. (Code No. 5406) and Sumitomo Corporation (Code No. 8053). This resolution was passed at our board of directors meeting held on March 27, 2003.

1. Reasons for stock transfer

We have been negotiating with Kobe Steel, Ltd., a major buyer of Sumitomo Titanium's sponge titanium, and Sumitomo Corporation, Sumitomo Titanium's major trading company, concerning a partial transfer of our interests in Sumitomo Titanium. We have reached an agreement with both companies as follows.

2. Details of stock transfer

Purchasers	Shares to be transferred	Transfer value
Kobe Steel, Ltd.	1,420,000 shares of Sumitomo Titanium Corporation's common stock	1,720 million yen
Sumitomo Corporation	400,000 shares of Sumitomo Titanium Corporation's common stock	480 million yen

Sumitomo Titanium Corporation was our company's consolidated subsidiary until the previous term. As a result of the partial transfer of our interests to Kobe Steel, Ltd. and Sumitomo Corporation, the number of shares that our company holds will be 3,260,000 shares (36.8% of the total shares outstanding). Sumitomo Titanium Corporation, therefore, will become our affiliated company through the application of the equity method.

<Projected effect on the fiscal year 2003 business results due to the transfer>

Non-consolidated settlement of accounts: Transfer loss of 500 million yen (Extraordinary profit and loss)
Consolidated settlement of accounts: Transfer loss of 1 billion yen (Extraordinary profit and loss)

The above transfer profit and loss is included in the projected business results that have already been announced for the fiscal year 2003.

3. Overview of Sumitomo Titanium Corporation

(1) Company name: Sumitomo Titanium Corporation
(2) Representative: Seiji Kanazawa, President and Representative Director
(3) Head office: 1 Higashi Hama-cho, Amagasaki-shi, Hyogo
(4) Established: May 1997
(5) Main operations: Production and sale of titanium products

(6) End of fiscal year:	March 31
(7) Employees:	398 (as of March 31, 2002)
(8) Main offices:	Head office (Amagasaki-shi, Hyogo) Tokyo Office (Minato-ku, Tokyo)
(9) Capital:	6,583 million yen (as of March 31, 2002)
(10) Shares outstanding:	8,860,000 shares (as of March 31, 2002)
(11) Major shareholders and percentage:	Sumitomo Metal Industries 5,080,000 shares (57.34%) Kobe Steel, Ltd. 780,000 shares (8.80%) (as of March 31, 2002)
(12) Results (FY2002):	Sales 19,589 million yen Recurring profits 1,884 million yen Net income 972 million yen Total assets 33,633 million yen

4. Overview of Kobe Steel, Ltd.

(1) Company name:	Kobe Steel, Ltd.
(2) Representative:	Koshi Mizukoshi, President and Representative Director
(3) Head office:	2-10-26 Wakihama-cho, Chuo-ku, Kobe-shi, Hyogo
(4) Main operations:	Production and sale of steel products
(5) Capital:	215,167 million yen (as of September 30, 2002)

5. Overview of Sumitomo Corporation

(1) Company name:	Sumitomo Corporation
(2) Representative:	Motoyuki Oka, President and Representative Director
(3) Head Office:	1-8-11 Harumi, Chuo-ku, Tokyo
(4) Main operations:	General trading company
(5)Capital:	169,439 million yen (as of September 30, 2003)

6. Schedule

March 27, 2003:	Resolution at our board of directors' meeting, execution of a stock sale contract
March 28, 2003:	Stock transfer

March 28, 2003
Sumitomo Metal Industries, Ltd.

Announcement concerning the transfer of fixed assets

Sumitomo Metal Industries, Ltd. ("SMI") has decided to transfer the following fixed assets (land) to Air Water Inc. (code number 4088, listed on the First Sections of the Tokyo, Osaka and Nagoya stock exchanges, and on the Sapporo Stock Exchange) and to Sumikin Air Water Chemical Inc. The details of this transfer are described below.

1. Reasons for the transfer

Air Water Inc. and Sumikin Air Water Chemical Inc. lease land within the SMI Wakayama Steel Works' site from SMI, and have on-site operations that supply goods and services to the Works and other customers.

Based on the Mid-Term Business Plan announced in November last year, SMI is reducing its outstanding borrowings through business selection and concentration. As part of this process, SMI is reducing assets and recovering funds. Air Water Inc. and Sumikin Air Water Chemical Inc., which own the buildings and equipment on the leased land, have agreed to purchase the land from SMI, with the expectation that the transaction will enable them to consider the land as part of their operation and will also strengthen their business base and provide management stability in the future.

2. Assets to be transferred

Transferee/Purchaser, assets and location	Book value	Transfer price	Current status
Transferee/Purchaser: Air Water Inc. Location of asset: Aza Hamanotsubo 2675-8, Minato, Wakayama-shi, etc Land area: 32,238.55 m2	0 billion yen	1 billion yen	The land is leased to the two companies, in accordance with a lease agreement.
Transferee/Purchaser: Sumikin Air Water Chemical Inc. Location of asset: Aza Hamanotsubo 2675-20, Minato, Wakayama-shi, etc Land area: 72,917.10 m2	0.5 billion yen	2.4 billion yen	The land is leased to the two companies, in accordance with a lease agreement.

3. The Transferee/Purchaser

Air Water Inc.

(1) Company name — Air Water Inc.
(2) Representative — Hiroshi Aoki, Representative Chairman & CEO
(3) Address of main branch (Address of head office)
Kita:Sanjo-Nishi 1-chome, Chuo-ku, Sapporo 20-16, Higashi-Shimsaibashi 1-chome, Chuo-ku, Osaka
(4) Capitalization — 15,512 million yen (as of the end of September, 2002)
(5) Principal stockholders (as of the end of September, 2002)

SMI	7,785,000 shares (5.00%)
The Sumitomo Trust and Banking Co., Ltd.	7,277,000 shares (4.80%)
Air Products And Chemicals Inc.	5,911,650 shares (3.90%)
Sumitomo Mitsui Banking Corporation	5,095,709 shares (3.36%)
The Shinsei Bank Limited	4,852,000 shares (3.20%)

(6) Main Business
Supply of gasses for steel, chemical and electronics industries;Sale of industrial machinery and materials; supply of medical gases; sale of medical machinery; medical services; nursing care-related services;, supply of LPG; supply of natural gas, etc.

(7) Relationship with SMI
On-site supply of industrial gases to SMI's Wakayama Steel Works and Kashima Steel Works

Sumikin Air Water Chemical Inc.

(1) Company name — Sumikin Air Water Chemical Inc.
(2) Representative — Koichiro Nishikawa, Representative President
(3) Address of main branch — 16-2, 2-chome, Sotokanda, Chiyoda-ku, Tokyo
(4) Capitalization — 3,000 million yen (as of the end of September, 2002)
(5) Principal stockholder composition and percentage ownership
(as of the end of September, 2002)

Air Water Inc.	10,800,000 shares (90.00%)
SMI	1,130,200 shares (9.42%)

(6) Main Business
manufacture and sale of coal and chemical products, coal and chemical secondary products, and other organic chemical factory products; refinement of coke oven gas

(7) Relationship with SMI
Treatment by-products of SMI's Wakayama and Kashima steel works' coke oven; refinement of coke furnace gas

4. Date of transfer

March 28, 2003
Signing of Real Estate Sale Agreement

5. Expected effect of the transfer of the fixed assets on the FY2003 ending March 31, 2003
annual business performance

Extraordinary profit 2.8 billion yen

The abovementioned gain on the transfer of assets has been incorporated into the published business performance forecast for the period ending March 2003.